DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 6, 2006

Mr. James A. Cochran
TurboChef Technologies, Inc.
Six Concourse Parkway
Suite 1900
Atlanta, Georgia 30328

      RE: TurboChef Technologies, Inc.
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 8, 2006
              File #0-32334

Dear Mr. Cochran:

We have completed our review of your Form 10-K and related filings
and have no
further comments at this time.

If you have any questions regarding these comments, please direct
them to Tricia
Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief
Accountant,
at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief